July 20, 2016

RE: Get cash now from your Apple 10 investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Ten, Inc. investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $9.21 per Share–that's the highest price we've ever offered for this security! But this offer expires on August 19, 2016, so you must act soon.

Why take advantage of this opportunity today?
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Guarantee your cash now. Apple 10 recently announced a merger agreement with Apple Hospitality REIT, Inc. (APLE) in which you will receive $1 and 0.522 shares of APLE for each Share of Apple Ten.  As of July 8, 2016, APLE closed at $19.34, which would equate to $11.09 per Apple Ten Share.  Over the past 52 weeks, APLE traded between $13.82 and $20.97 per share, at which prices the merger would have resulted in between $8.21 and $11.95 per Apple Ten Share.  Shareholders should note, however, that the merger is subject to the approval of shareholders in both programs and that there is no guarantee that the transaction will be approved at the August 31 shareholder meeting or thereafter.

•	No redemption program. Apple REIT Ten, Inc. recently announced that it is suspending its share redemption program effective after April 2016.
•
Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. We charge no fees or commissions.

If you act today, you can get your cash now. We will mail your check within 3 business days after Apple 10 confirms the transfer (usually within 1-2 days of the Expiration Date).  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
President

P.S. Remember, this offer expires August 19, 2016 (unless extended). So don't delay. Fill out and mail in the Apple 10 Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 500,000 Shares at a price of $9.21 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, at www.mackenziecapital.com/tenders/Apple10.pdf or by calling or writing us for a free copy.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $11.10 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON August 19, 2016, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.